MORGAN LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

February 12, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	The Cascades Trust (File Nos. 33-4382 and 811-4626)
Preliminary Proxy Statement

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Edward Bartz of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) regarding the preliminary proxy statement filed by The Cascades Trust with respect to its series, Aquila Tax-Free Trust of Oregon (the “Trust”) on January 26, 2016.  Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:
The Staff noted that the concentration policy in Proposal 2C states that “the Trust may not make any investment if, as a result, the Trust’s investments will be concentrated in any one industry, except as permitted by the 1940 Act.”  The Staff requested that the Trust delete “except as permitted by the 1940 Act” from the policy.  The Staff also requested that the Trust incorporate into the text of the policy the Staff’s position that investment of 25% or more of a fund’s total assets in one or more industries conducting their principal activities in the same industry constitutes concentration (the “Current Staff Position”).

Response:
The Trust will delete “except as permitted by the 1940 Act” from the concentration policy in Proposal 2C.  However, the Trust respectfully declines to incorporate the Current Staff Position into the concentration policy.  The Trust submits that incorporation of the Current Staff Position into the concentration policy could impose on the Trust the costs of obtaining additional shareholder approvals if the SEC’s interpretation of concentration were to change from the Current Staff Position in the future.  To address the Staff’s comment, the Trust has revised the policy to state “except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction, the Trust may not make any investment if, as a result, the Fund’s investments will be concentrated in any one industry.”   The Trust notes that the policy, as revised, refers to concentration as it may be permitted by the SEC.  Accordingly, the Registrant believes the policy, as revised, is consistent with the Staff’s comment.

2.	Comment:
The Staff noted that Section 4.3 of the amended and restated declaration of trust provides that “shareholders shall have no rights, privileges, claims or remedies under any contract or agreement entered into by the Trust or any series thereof with any service provider or other agent to or contractor with the Trust or a series thereof, including, without limitation, any third party beneficiary rights except as may be expressly provided in any such contract or agreement.”  The Staff requested that the Trust provide in its response to the Staff’s comments a legal analysis of the relevant contract law that supports the inclusion of such provision in the declaration of trust.

Response:
The Trust notes that the provision referred to by the Staff is merely intended to clarify certain principles that are set forth in the current declaration of trust and in the amended and restated declaration of trust. Specifically, the Trust notes that the provision referred to by the Staff is consistent with, and clarifies provisions in the both the current declaration of trust and in the amended and restated declaration of trust that (i) ownership of Trust Property and the right to conduct business on behalf of the Trust is vested exclusively in the Trust’s Board of Trustees, and (ii) shareholders have no right or title in or to Trust Property other than the beneficial interest conferred by their Shares.  The Trust believes that the provision referred to by the Staff is not inconsistent with Massachusetts law.

3.	Comment:	The Staff noted that Special Meeting Proposal 2B on the proxy card should be revised to state “Investments in voting securities, other investment companies and certain other instruments.”
	Response:	The Registrant has revised the proxy card to correct Proposal 2B.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:          Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

The Cascades Trust
120 West 45th Street, Suite 3600
New York, New York 10036

February 12, 2016

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	The Cascades Trust (File Nos. 33-4382 and 811-4626)
Preliminary Proxy Statement

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the preliminary proxy statement filed by The Cascades Trust (the “Registrant”) with respect to its series, Aquila Tax-Free Trust of Oregon, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               Sincerely,

                               The Cascades Trust

                               By:          /s/ Charles E. Childs, III
                               Name:    Charles E. Childs, III
                               Title:       Secretary